Exhibit E

Form of Letter from the Fund to Shareholders in
Connection with Acceptance of Offers of Tender

Morgan Stanley Private Markets and Alternatives Fund-Balanced

October 13, 2026

Dear Shareholder:

Morgan Stanley Private Markets and Alternatives Fund-Balanced (the “Fund”) has re-ceived your tender of all or some, as the case may be, of your shares of beneficial interest in the Fund (the “Shares”). The Fund accepts your tender in its entirety, subject to the following sen-tence. In the event that the amount of Shares collectively tendered by all Shareholders pursuant to the tender offer which commenced on August 14, 2026 (the “Offer”) exceeds the maximum num-ber of Shares which may be purchased by the Fund under the terms of the Offer (determined, in accordance with the terms of the Offer, as of June 30, 2026) (the “Maximum Purchasable”), the Fund will proportionately reduce the value of each tendering Shareholder’s tender such that no more than the Maximum Purchasable will be purchased by the Fund, and in such an event, the Fund accepts your tender as so proportionately reduced.

In respect of the Fund’s purchase of all or some, as the case may be, of your Shares, as described above, you are entitled to receive a payment in an amount equal to the purchase value of your purchased Shares based on the net asset value of the Fund as of September 14, 2026, in accordance with the terms of the Offer. In the event that you have tendered only some (but not all) of your Shares, your account with the Fund must retain at least the applicable required mini-mum balance (in accordance with the terms of the Offer). Provided that your account does retain, at the least, this required minimum balance, cash in the amount of the payment will be wire-trans-ferred no later than November 18, 2026, unless the valuation date of the Shares in the Fund has changed or the Fund has requested a withdrawal of its capital from the investment funds in which it invests.

You remain a Shareholder of the Fund with respect to any of Shares which the Fund is not purchasing pursuant to this Offer.

Should you have any questions, please feel free to contact one of our dedicated account representatives at (877) 562-1686, Monday through Friday (except holidays), from 7:30 a.m. to 5:00 p.m., Central time.

Sincerely,

Morgan Stanley Private Markets and Alternatives Fund-Balanced

Enclosure

E-1